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Exhibit 2.6.2

MEMORANDUM OF UNDERSTANDING

        This Memorandum of Understanding is dated as of December 29, 2006, and is entered into by and among Washington Mutual, Inc., a Washington corporation ("Seller Parent"), New American Capital, Inc., a Delaware corporation ("Seller"), Principal Financial Group, Inc, a Delaware corporation ("Purchaser Parent"), and Principal Management Corporation, an Iowa corporation ("Purchaser"), in order to memorialize certain agreements and understandings reached among them with respect to the matters referenced herein arising in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, dated as of July 25, 2006, by and among Seller Parent, Seller, Purchaser Parent and Purchaser (the "Purchase Agreement"). All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

        1.    Closing Date.    The Closing Date shall be December 31, 2006, and the Closing shall occur at 11:59 p.m. on such date. Contemporaneously with the execution and delivery of this Memorandum of Understanding, (a) Seller has delivered to Purchaser share certificates evidencing the Stock, accompanied by stock powers duly executed in blank, (b) Purchaser has delivered to Seller $ $724,808,102, by wire transfer of immediately available funds, (c) Seller has delivered to Purchaser the certificates, agreements and forms contemplated by Sections 8.2 (c), (d), (g), (i) and (j) of the Purchase Agreement, each dated the Closing Date, (d) Purchaser has delivered to Seller the certificate and agreements contemplated by Sections 8.3 (c) and (d) of the Purchase Agreement, each dated the Closing Date, and (e) each of the parties to the Purchase Agreement has delivered such other evidence of fulfillment of the conditions to the Closing set forth in Article VIII of the Purchase Agreement, and such other documents and instruments, as any party to the Purchase Agreement has requested (prior to the date hereof) be delivered at Closing. None of the parties to the Purchase Agreement may revoke any such delivery. All such share certificates, funds (including interest thereon), certificates, agreements, and forms and other evidence or documents or instruments shall be released to the recipient at 11:59 p.m. on December 31, 2006 without further action by any party, and no other certificates, agreements, forms, evidence, documents or instrument shall be required to be delivered prior to Closing. Nothing contained in this Section 1 shall affect the rights of any party following the Closing.

        2.    Agreements relating to Schedule 8.2(f)(i) to the Purchase Agreement.

    a.
    The Consent of Deloitte & Touche LLP under the Engagement Letter between the WM Group of Funds, WM Advisors, Inc. and Deloitte & Touche LLP, dated August 8, 2005, shall not constitute a condition to Closing under Section 8.2(f)(i) of the Purchase Agreement due to the auditor independence rules of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder prohibiting the engagement of Deloitte & Touche LLP by the WM Group of Funds and WM Advisors, Inc. following the Closing.

    b.
    The Third Party Consent required under the Fund Accounting and Fund Administration Services Agreement, between the Company and PFPC Inc. ("PFPC"), dated February 25, 2005, shall be satisfied by the Deconversion Amendment, dated as of November 28, 2006, between the Company and PFPC, and no further action with respect to such agreement with PFPC shall be required under Section 8.2(f)(i) of the Purchase Agreement.

        3.    Seller Disclosure Letter.

    a.
    Notwithstanding the inclusion of the Sub-Transfer Agent Agreement (the "Sub-Transfer Agreement") between Boston Financial Data Services and WM Shareholder Services, Inc., dated March 21, 2005, on Schedule 4.3 of the Seller Disclosure Letter as an exception to the representations and warranties set forth in Section 4.3 of the

      Purchase Agreement, Seller and Seller Parent hereby represent and warrant that the Sub-Transfer Agreement does not require the consent of or other action by any Person in connection with the transactions contemplated by the Purchase Agreement.

        4.    Agreements relating to Certain Fees and Expenses.

    a.
    Notwithstanding Section 12.6 of the Purchase Agreement, each of Seller and Purchaser shall pay fifty percent (50%) of the construction costs required to convert a room on the Eighth Floor of 1201 Third Avenue, Seattle, Washington into a server room that will be used by the Company; provided that such amount shall not exceed $2,000 for each of Seller and Purchaser.

    b.
    Notwithstanding Section 12.6 of the Purchase Agreement, each of Seller and Purchaser shall pay fifty percent (50%) of the incremental audit and out-of-pocket expenses of Ernst & Young LLP arising from the audit of the Variable Trust Registered Funds for the year ended December 31, 2006 which where incurred as a result of the change of auditors from Deloitte & Touche LLP to Ernst & Young LLP; provided that such amount shall not exceed $65,000 for each of Seller and Purchaser.

    c.
    Notwithstanding Section 12.6 of the Purchase Agreement, each of Seller and Purchaser shall pay fifty percent (50%) of all legal fees and disbursements incurred by Citibank, N.A. or its Affiliates in connection with the execution, delivery and closing of the Eighth Facility Amendment.

    d.
    Notwithstanding Section 12.6 of the Purchase Agreement, in the event that Seller does not deliver to Purchaser the signed audit opinion of Deloitte & Touche LLP with respect to the financial statements of the Tax-Exempt Bond Fund for the year ended October 31, 2006 prior to the Closing, Seller shall pay the audit fees and out-of-pocket expenses of Ernst & Young LLP or another independent accounting firm of international reputation mutually acceptable to Seller and Purchaser arising from such firm's audit of the financial statements of the Tax-Exempt Bond Fund for the year ended October 31, 2006, which fees and expenses are incurred due to the auditor independence rules of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder prohibiting the engagement of Deloitte & Touche LLP by the WM Group of Funds and WM Advisors, Inc. following the Closing.

        5.    Agreements relating to Transition Services.

    a.
    Notwithstanding anything to the contrary set forth in the Purchase Agreement or the Transition Services Agreement, Seller and Seller Parent shall perform, or cause to be performed, the services listed on Exhibit A hereto at no additional cost to Purchaser Parent or Purchaser, except as expressly set forth in Exhibit A hereto.

    b.
    Each of Purchaser and Purchaser Parent hereby agrees and acknowledges that the rates for each Service (as defined in the Transition Services Agreement) set forth on Exhibit A-1 to the Transition Services Agreement satisfy the requirements of Section 2.1 of the Transition Services Agreement that such rates shall be no greater than the Provider's (as defined in the Transition Services Agreement) costs for the provision of such Service.

    c.
    Notwithstanding the inclusion of printing, warehousing and fulfillment services as Excluded Services (as defined in the Transition Services Agreement) on Exhibit A-2 to the Transition Services Agreement, Seller Parent shall provide, or cause to be provided, printing, warehousing and fulfillment services to the extent, and at the rates, set forth in Exhibit A-1 to the Transition Services Agreement. Notwithstanding the inclusion of incentive compensation calculations as an Excluded Service on Exhibit A-2 to the Transition Services Agreement, Seller Parent shall provide such services to the extent set forth in Exhibit A hereto.

        6.    Governing Law.    THIS AGREEMENT AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

        7.    Counterparts.    This Memorandum of Understanding may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

        8.    Legal Effect.    Sections 1 through 4 of this Memorandum of Understanding constitute an amendment and modification to the Purchase Agreement in accordance with Section 12.4 thereof and shall be deemed effective as of and from the date of the Purchase Agreement, and Section 5 of this Memorandum of Understanding constitutes an amendment and modification to the Transition Services Agreement in accordance with Section 10.1 thereof and shall be deemed effective as of and from the date of the Transition Services Agreement. Except as otherwise expressly provided in Sections 1 through 4 of this Memorandum of Understanding, all of the terms, conditions and provisions of the Purchase Agreement shall remain the same, the Purchase Agreement, as amended hereby, shall continue in full force and effect, and this Memorandum of Understanding and the Purchase Agreement shall be read and construed as one instrument. Except as otherwise expressly provided in Section 5 of this Memorandum of Understanding, all of the terms, conditions and provisions of the Transition Services Agreement shall remain the same, the Transition Services Agreement, as amended hereby, shall continue in full force and effect, and this Memorandum of Understanding and the Transition Services Agreement shall be read and construed as one instrument.

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        IN WITNESS WHEREOF, the parties hereto have caused this Memorandum of Understanding to be executed on their behalf by their respective officers hereunto duly authorized all as of the date first written above.

WASHINGTON MUTUAL, INC.
By:	/s/ TODD BAKER Name: Todd Baker Title: Executive Vice President
NEW AMERICAN CAPITAL, INC.
By:	/s/ TODD BAKER Name: Todd Baker Title: Executive Vice President
PRINCIPAL FINANCIAL GROUP, INC.
By:	/s/ TIMOTHY STUMPFF Name: Timothy Stumpff Title: Vice President, Capital Markets
PRINCIPAL MANAGEMENT CORPORATION
By:	/s/ RALPH C. EUCHER Name: Ralph C. Eucher Title: President

Exhibit A

FINANCE

        1.     Seller Parent shall perform the deferred compensation plan calculations for the year ended December 31, 2006 and other calculations for the Variable Pay Plans set forth on Section 7.7 of the Seller Disclosure Letter. After the fourth quarter calculations are made, the Microsoft Excel file used to perform the calculations shall be provided to Purchaser Parent. Seller Parent shall consent to the review of such calculations by Purchaser Parent's external auditors.

        2.     Seller Parent shall transfer to Purchaser all existing Microsoft Excel or Microsoft Access files used to generate general entries, reconciliations, fixed asset schedules and amortizations, B share financing schedules, and other accounting or financial reports, or variable pay plan calculations primarily relating to the Subject Companies upon completion of the services listed on this Exhibit A related to accounting, financial, and management reporting for the year ended December 31, 2006.

        3.     Seller Parent shall transfer to Purchaser all existing general ledger entries, reconciliations, bank statements, audit work papers, and all other financial or accounting documents primarily relating to the Subject Companies for the years ended December 31, 2004, 2005 and 2006. Such records will be delivered to Purchaser upon completion of the services listed on this Exhibit A related to accounting, financial, and management reporting for the year ended December 31, 2006. Seller Parent shall retain all existing general ledger entries, reconciliations, bank statements, audit work papers, and all other financial or accounting documents primarily relating to the Subject Companies for the years ended December 31, 2001, 2002 and 2003 for at least six years from the date of any such document in its remote storage facilities at its own expense. In the event any of such financial or accounting documents relating to periods prior to January 1, 2004 must be obtained from Seller Parent's remote storage facilities by or for Purchaser, Purchaser shall pay the costs of any associated recovery expenses and shall pay the cost of any staff assistance at a rate of $40 per hour for each staff member and $100 per hour for each manager.

        4.     Upon request by Purchaser, Seller Parent shall provide assistance, including staff time, to describe to Purchaser various internal processes and document production of the Subject Companies and other regularly performed internal audit accounting procedures of the Subject Companies. Purchaser shall pay Seller Parent for such assistance at a rate of $40 per hour for each staff member and $100 per hour for each manager. In the event any documents, including records relating to periods prior to January 1, 2004, must be obtained from Seller Parent's remote storage facilities, Seller Parent shall pay the costs of any associated recovery expenses and shall pay the cost of any staff assistance at a rate of $40 per hour for each staff member and $100 per hour for each manager.

        5.     Seller Parent shall assist Purchaser as necessary in transferring ownership and control of any bank accounts of the Subject Companies.

        6.     Seller Parent shall consent to the review by Purchaser Parent's external auditors of prior audit work papers primarily relating to the Subject Companies, including any documentation or notes related to accounting treatment of the CDSC Financing Agreements; provided that Deloitte & Touche LLP will also need to consent and provide access to such work papers; and provided, further, that Deloitte & Touche LLP shall not be obligated to make accounting work papers available to Purchaser Parent or its advisers, counsel and external auditors unless Purchaser Parent has signed a customary agreement relating to access to such accounting work papers in form and substance reasonably acceptable to Deloitte & Touche LLP. Purchaser Parent and Seller Parent shall each pay fifty percent (50%) of Deloitte & Touche LLP's costs for providing access to such work papers.

DATA TRANSFERS

        1.     Seller Parent shall transfer to Purchaser all archived emails for the Subject Companies, including website emails stored in the Kana system. Seller Parent shall start the transfer to Purchaser of archived emails in each of the ".msg", ".rcp" and ".adb" formats and, if required, in ".ano", ".aco" and ".log" formats, no later than January 8, 2007 and such transfer shall be completed no later than February 2, 2007, or such other date as Seller Parent and Purchaser may agree.

        2.     Seller Parent shall transfer the data relating to the Subject Companies located on Seller Parent's owned hardware or end-user's equipment as set forth on Schedule A hereto (the "Transferred Data") to Purchaser. Notwithstanding the foregoing, Seller Parent shall maintain its owned hard drives onsite or the managed infrastructure where the Transferred Data resides for 30 days following the Closing, or until such other date as agreed upon by Seller Parent and Purchaser, to allow future access to such data. Upon removal of the Seller Parent's owned hard drives, Seller Parent shall or shall cause its vendor to "wipe" or otherwise destroy the Purchaser's data contained on such owned hardware. In the event there is an additional cost incurred by Seller Parent to destroy such data, then Purchaser shall pay 100% of such additional cost.

        3.     Seller Parent shall provide copies of all 1099 and W-2 tax returns for the year ended December 31, 2006, as well as any other data related to the Affected Employees.

WEBSITE

        1.     Seller Parent shall re-direct users attempting to access wmgroupoffunds.com to principalfunds.com. This re-direct shall be a full-site re-direct such that any Person who accesses the wmgroupoffunds.com website, regardless of the webpage or other website entry point shall be directed to principalfunds.com.

Information Technology

IT Contingency Plan Needs

        1.     Seller Parent shall provide consultative support to onboard Affected Employees into Purchaser's systems.

        2.     Seller Parent shall provide a number of desktops (anticipated need of 20) and associated network connections for the Sacramento office, which will include authorization, desktop, application server, database, and data storage infrastructure required to support effective DST-enabled WMFD operations to remain in place to the extent that they can be made functional within four hours. Seller Parent shall maintain this equipment for 30 days following the Closing, or until such other date as Seller Parent and Purchaser may agree.

        3.     Seller Parent shall maintain or install 12 trader workstations in Seattle in a manner that supports effective communications with Seller Parent's production enterprise network in a manner that is substantially identical to what was in place immediately prior to the Closing, which shall include maintaining all accompanying data communication security needs as was in place immediately prior to the Closing and the same client IP address space as was used immediately prior to the Closing. Seller Parent shall maintain this equipment for 30 days following the Closing, or until such other date as Seller Parent and Purchaser may agree.

        4.     Seller Parent shall retain all data primarily relating to the Subject Companies after the Closing, and shall coordinate with Purchaser to develop a detailed list of data stores and create a formal process for requesting, scheduling, and executing the deletion of each data store. The process will entail that data only be destroyed after Purchaser confirms that data has transferred completely and is effectively supporting all required business processes. Upon deletion, certification of destruction shall be provided by an appropriate officer of Seller Parent or confirmed through observance by an employee of Purchaser or Purchaser Parent.

        5.     Seller Parent shall retain all user authentication credentials and business unit specific information access entitlements. Seller Parent shall keep such credentials suspended until any given user credential is authorized for re-use by a designated officer of Purchaser or Purchaser Parent. User credentials shall be deleted in coordination with the deletion of data. The following specific existing employee IDs of the Subject Companies, including the IDs of two contractors that are being hired, will remain active on the Seller Parent corporate network with access to the appropriate data resources of the Subject Companies during the cutover weekend and for the two weeks following the Closing, or such other date as Seller Parent and Purchaser may agree. For WMFD and WMSS: Shawn Davidson, u143016; Barbara Randall, u101216; David Beard, u130854; Tres Johnson, u207279; Alexander Baskett, u182243; Aaron Andres, u196991; Michael Locklear, u463811; Phillip Branch, u463840. For WMA: Viv O'Shaughnessy, u950906; Don Polintan, u175636; Joey Dalupan, u158106.

Schedule A

See attached.

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MEMORANDUM OF UNDERSTANDING